Total Compensation

                                of Administrators



                             Telemig and Tele Norte

                                Holding Companies



                                Fiscal Year 2002



                                              Total Amount per Company (R$0 000)
--------------------------------------------------------------------------------
                 Companies                  Approved                Proposed

                                              2001                    2002
--------------------------------------------------------------------------------
Telemig Celular Participacoes                 2,900                  4,300
--------------------------------------------------------------------------------
Tele Norte Celular Participacoes              1,500                  2,100
--------------------------------------------------------------------------------
Total Holding Companies                       4,400                  6,400
--------------------------------------------------------------------------------

Composition of Total Compensation
---------------------------------

     -  Included

     Annual Salary, Benefits, Allowances.

     Executive Board Bonus and Retention
     -  Not Included

     Labor-Related Charges ("INSS" [National Social Security Institute], "FGTS" [Unemployment Compensation Fund], etc.) and

     Stock Option Plan

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br
www.jhaimerl.com.br

Audit Committees (monthly compensation in R$)

(10% of the amount that on average is ascribed to the Company's Statutory Executive Officers, not including benefits, entertainment allowances and profit sharing - Article 162 of the Law of Corporations).


--------------------------------------------------------------------------------
                 Companies                         Actual              Proposed

                                                    2001                 2002
--------------------------------------------------------------------------------
Telemig  and Tele Norte Cel. Particip.            4,354.00             3,877.21
--------------------------------------------------------------------------------
Telemig Cel. Participacoes (2/3)                  2,903.00             2,584.81
--------------------------------------------------------------------------------
Tele Norte Cel. Participacoes (1/3)               1,451.00             1,292.40
--------------------------------------------------------------------------------



                                Other Information
                                -----------------



Statutory Executive Officers

Telemig Celular Participacoes: B. Bystedt, J. Cox,

A. Galvao, Rene

Tele Norte Celular Participacoes, ditto

Proration of Amount: TCP (2/3) and TNP (1/3)



                           Other Information (cont'd)
                           --------------------------



Board of Directors

Telemig Participacoes: (11) and monthly professional fees of R$ 7,000.00

Tele Norte Participacoes: (4) and monthly professional fees of R$ 7,000.00





rlb/textos6/telemig3.doc

9/19/2002

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br
www.jhaimerl.com.br